Mail Stop 4561
                                                            April 5, 2018

Lei Li
Chief Executive Officer
Qtech, Ltd.
11/F, Block 3, Xing Chuang Technology Center
Shen Jiang Road 5005
Pudong New Area, Shanghai, 200120
People's Republic of China

       Re:     Qtech, Ltd.
               Draft Registration Statement on Form F-1
               Submitted March 9, 2018
               CIK No. 0001733298

Dear Mr. Li:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Cover Page

1. Please revise to state that you will be a "controlled company" under the definition of the applicable stock exchange and that Eric Siliang Tan is expected to remain a controlling shareholder upon the completion of the offering.

Prospectus Summary, page 1

2. You state that the prospectus contains information from an industry report commissioned by you and prepared by Analysys International. Please revise to provide the date of the
       Analysys Report and provide us with a copy for our review. Clearly mark the specific language in the supporting materials that supports each statement in the prospectus.
 Lei Li
Qtech, Ltd
April 5, 2018
Page 2

Overview, page 1

3. You state that the loyalty programs create a strong viral effect and enable you to enjoy low user acquisition cost. We note your disclosure on page 78 that your sales and marketing expenses consist primarily of cost of users' rewards associated with your user loyalty programs which increased from RMB50.9 million in 2016 to RMB419.6 million
        (US$64.5 million) in 2017, representing 87.8% and 81.2% of your net revenues in 2016 and 2017, respectively. Please revise to reconcile your disclosure.

4. You state that Qutoutiao had approximately 28.4 million MAUs and 10.8 million average
        DAUs in December 2017, ranking third among all mobile content aggregators in China, according to the Analysys Report. You also state that, according to Cheetah Data,
        Qutoutiao had a weekly penetration rate of 2.87% of mobile Internet users at the end of
        2017, ranking No. 41 among all mobile applications in China. We note your disclosure on page 2 that you "believe the following strengths contribute to [y]our success and reinforce [y]our market leading position" and that you are "leading mobile content feed platform." (emphasis added) Please reconcile your disclosure or provide us with support for your "market leading position" assertions.

Our Challenges, page 2

5. Please revise to disclose that you have not completed the trademark registration for
        "Qutoutiao," the name of your flagship mobile application, and that one of your competitors filed an objection on the ground that the name is similar to a trademark registered by such competitor.

The Offering, page 6

6. You state that you may amend or terminate the deposit agreement for any reason without investors' consent, and that if investors hold their ADSs after such amendment, they will be bound by the deposit agreement as amended. Please revise to discuss the resultant effect of terminating the deposit agreement.

7. We note your disclosure that the total number of ordinary shares that will be outstanding immediately after this offering includes 50,000,000 ordinary shares issued and outstanding as of the date of the prospectus as well as the conversion into 11,738,825 ordinary shares of all outstanding convertible redeemable preferred shares, which includes issued series A, series A1 and series B1 convertible redeemable preferred shares and series B2 convertible redeemable preferred shares (when issued). Please revise to include the number of series B2 convertible redeemable preferred shares that will be outstanding immediately after the offering. To the extent series B2 preferred shares will not be outstanding, please revise the paragraph to delete the reference to series B2 preferred shares and/or clarify that the 11,738,825 ordinary shares do not include the series B2 preferred shares. In this regard, we note your disclosure on pages F-33 and F-47
 Lei Li
Qtech, Ltd
April 5, 2018
Page 3

        that, on September 29, 2017 and November 14, 2017, you issued 4,945,055 Series A
        Shares and 1,373,626 Series A1 Shares, respectively; and, in March 2018, you entered into a Series B1 Preferred Share Purchase Agreement with an external investor to issue
        5,420,144 shares of Series B1 convertible redeemable preferred shares.

Risk Factors

"If content providers on our platform do not continue to contribute content...", page 17

8. Please clarify whether you share any portion of your advertising revenues with content providers.

"Our current dependence on a limited number of customers...," page 18

9. You state that you currently generate a significant portion of your net revenues from a limited number of third-party advertising platforms and that your largest customer contributed 70.0% and 44.0% of your net revenues in 2016 and 2017, respectively.
        Where applicable, please revise to describe in greater detail the nature of the advertising services, including the material terms of related material agreements and file such agreements as exhibits to the registration statement.

Use of Proceeds, page 51

10. We note that you plan to use the net proceeds of the offering for general corporate purposes, including working capital needs and potential acquisitions. Please revise to disclose the estimated net amount of proceeds broken down into each principal intended use or tell us why this is not material information. Refer to Item 3.C.1 of Form 20-F.

Selected Consolidated Financial and Operating Data

Key Operating Metrics, page 73

11. We note that you disclose the following information or key factors throughout your filing: the number of content providers; the amount of content uploaded; the amount of video content uploaded; the percentage of user generated videos uploaded; the number of registered users; the percentage of users referred by other registered users; the logged-on rate among registered users; the average time spent per DAU; the average number of content pages viewed daily per DAU and; the average amount of time spent daily per
        DAU. Please revise your disclosures to provide an enhanced quantitative and qualitative discussion and analyses of the changes in these metrics for each period presented or explain to us why you do not believe these metrics contribute meaningfully to understanding and evaluating your company. Please consider disclosing this information in tabular format in an appropriate section of the prospectus to provide context for
 Lei Li
Qtech, Ltd
April 5, 2018
Page 4

        investors. We refer you to Part I, Items 5A and 5D of Form 20-F and
Section III.B of
        SEC Release 33-8350.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, Judgments and Estimates

Share-based Compensation and Valuation of Our Ordinary Shares, page 82

12. We note that management estimates that the fair value of your ordinary shares increased significantly in 2018. We further note that you granted options to purchase 2,004,725 ordinary shares under the 2018 Equity Incentive Plan in February 2018. Please tell us your consideration of disclosing the estimated fair value of your ordinary shares through the date of the filing. In addition, please revise to disclose that the estimates will not be necessary to determine the fair value of new awards once the underlying ADSs begin trading.

13. We note that in the first quarter of 2018, Innotech Group Holdings Ltd. entered into agreements to sell 4,717,235 ordinary shares to several investors, and News Optimizer
        (BV) Ltd. entered into agreements to sell 375,000 ordinary shares to several investors, at
        US$23.60 per share on average. Please explain in greater detail why you believe that given the circumstances, the prices of these transactions are not representative of the fair value of your company's ordinary shares at the respective times.

Results of Operations, page 86

14. We note that your net revenues increased primarily due to an increase in your advertising revenue from RMB57.9 million in fiscal 2016 to RMB512.9 million (US$78.8 million) in fiscal 2017. We further note that you charge your advertising services mainly on a cost-
        per-click, or CPC, basis, and in certain circumstances, on a cost-per-thousand-
        impressions, or CPM, basis. Please tell us your consideration of providing price and volume disclosures such as the number of paid clicks or impressions and average cost per click or per thousand views for each period presented and include an analysis of any trends or uncertainties. We refer you to Part I, Items 5A and 5D of Form 20-F and
        Section III.B of SEC Release 33-8350.

Commitments, page 89

15. Please revise to provide the accrued liabilities related to users' loyalty programs, including accrued liabilities related to users' loyalty program of the consolidated variable interest entity and VIE's subsidiaries without recourse to the company of RMB
        24,508,556 and RMB 187,003,469 as of December 31, 2016 and 2017,
respectively, or
        tell us why this information is not material.
 Lei Li
Qtech, Ltd
April 5, 2018
Page 5

Industry Overview

Content Aggregators, page 96

16. We refer to the table where you provide the competitive landscape of China's content aggregator market. We note that you have listed Qutoutiao as No. 2. Please revise to identify the remaining content aggregators listed in the table.

Principal Shareholders, page 134

17. You state on page 135 that the share transfers contemplated under the share purchase agreement have not been completed and the beneficial ownership table does not reflect such share transfers. Please note that a person is considered to be the "beneficial owner"
        of securities that the person has the right to acquire within 60 days by option or other agreement. Refer to the General Instructions to Form 20-F. In this regard, we note your disclosure that, on March 8, 2018, you entered into a definitive share purchase agreement for the issuance of an aggregate of 3,684,004 series B2 convertible redeemable preferred shares to several investors for an aggregate consideration of US$87.0 million, and you issued to an investor a warrant to purchase 211,724 series B2 convertible redeemable preferred shares for a consideration of US$5.0 million. Please revise the table to reflect the shares or advise.

Taxation, page 158

18.     We note that you intend to file the opinions of Simpson Thacher &
Bartlett LLP
        regarding certain United States tax matters, Walkers regarding certain Cayman Islands tax matters, and King & Wood Mallesons regarding certain PRC tax matters as Exhibits
        8.1, 8.2, and 8.3, respectively. Please revise to clearly identify each material tax consequence being opined upon and identify the tax counsels. For guidance, refer to
        Section III of Staff Legal Bulletin No. 19.

Consolidated Financial Statements

Note 2. Principal Accounting Policies

(h) Short-term investments, page F-16

19. We note that your short-term investments primarily include debt securities issued by the
        PRC government, corporate debt securities and central bank bills. Please tell us how your current disclosures satisfy the requirements in ASC 320-10-50. Alternatively, revise your disclosures for short-term investments.
 Lei Li
Qtech, Ltd
April 5, 2018
Page 6

(r) User loyalty programs, page F-21

20. We note that you offer engagement-based and referral-based awards. Please tell us the amount of loyalty reward costs attributable to each of these activities during fiscal 2017.
        Describe your consideration of recognizing the cost of users' engagement-based rewards as cost of revenues in your consolidated statements of comprehensive loss. In this regard, please provide us more details regarding when engagement-based rewards are given to users and clarify if users' activities related to these rewards are directly associated with a revenue arrangement.

21. Please tell us how you considered whether registered users were your customers. In this regard, tell us if users provide you consideration in exchange for any goods or services.
        We note from your disclosures on page 82 that the reward redemption options include paying for content or games. We also note your disclosures on page 74 regarding opportunities for paid content such as literature, games, animation and comics. Please specifically address these arrangements. We refer you to ASC 606-10-20.

Note 6. Other assets, page F-32

22. Please clarify the nature of your line-item "prepayments of advertising fee."

Note 12. Share-based compensation, page F-38

23. We note that you granted options under your share incentive plans to the employees of other companies controlled by one of your co-founders. We further note that such companies have provided administrative services to you, and you pay a fee charged at market rate for the services received. Please explain in greater detail why no compensation expense is recognized for these grants and why the fair value of these options is recognized as dividends to the co-founder in full at the grant date. Cite the specific accounting guidance that you relied upon.

Note 19. Subsequent events, page F-46

24. We note that the share restriction deeds will be terminated, and any remaining restricted shares will be vested upon the completion of this offering. We further note that for accounting purposes, this transaction has been reflected retrospectively similar to a reverse stock split, with a grant of 15,937,500 restricted shares to be recognized in
        January 2018 at their then fair value of approximately US$128.4 million and recognized as compensation expense over the vesting periods. Please revise to clarify the vesting period over which you will recognize the compensation expense. In addition, please clarify your plans to settle any related tax obligation associated with these restricted shares.
 Lei Li
Qtech, Ltd
April 5, 2018
Page 7

25. We note that you entered into a cooperation agreement with your series B1 Preferred
         Share investor to promote the Company's mobile application and the investor will charge the Company a service fee. Please explain the terms and conditions associated with the cooperation agreement as well as the amount of the service fee.

26.      We note that an investor has obtained a warrant to purchase 211,724 series B2
         convertible redeemable preferred shares for consideration of US$5 million. We further note that your series B2 convertible redeemable preferred shares automatically convert into ordinary shares immediately upon the completion of this offering. Please revise your disclosures to clarify how the warrant is impacted by the change in capitalization upon the completion of the offering.

27. Please explain when you anticipate the completion of the series B2 convertible redeemable preferred share issuance contemplated under the share purchase agreement.

Item 7. Recent Sales of Unregistered Securities, page II-1

28. We refer to your disclosure on page II-2. Please revise to name the persons or identify the class of persons to whom preferred shares were issued. Refer to Item 701 of Regulation
         S-K.

Exhibit Index

      29. You state on page F-46 that one of your PRC entities entered into a cooperation agreement with a leading provider of Internet Value-added Services to promote your mobile application and the provider will charge you a service fee. Please file the cooperation agreement as an exhibit to the registration statement or tell us why it is not material. Refer to Item 601(b)(10) of Regulation S-K.

General

30. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

31. Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms
         Compliance and Disclosure Interpretations.
 Lei Li
Qtech, Ltd
April 5, 2018
Page 8

       You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby,
Attorney-Advisor, at (202) 551-3334 or me at (202) 551-3735 with any other questions.


                                                       Sincerely,

                                                       /s/ Folake Ayoola

                                                       Folake Ayoola
                                                       Special Counsel
                                                       Office of Information
                                                       Technologies and
Services

cc:     Chris Lin, Esq.
        Simpson Thacher & Bartlett LLP